UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:	October 2005
Commission File Number:

QUEST CAPITAL CORP.

(Translation of registrant's name into English)

300 – 570 Granville Street

Vancouver, British Columbia, Canada V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”),  or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP. (Registrant)
Date:	November 3, 2005	By:	“Sandra Lee”
Signature Sandra Lee Corporate Secretary
Name* Title* *Print name and title under the signature of the signing officer

SEC 1815 (04-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QUEST CAPITAL ANNOUNCES CLOSING OF $42 MILLION EQUITY OFFERING

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

Vancouver, British Columbia, August 23, 2005 – Quest Capital Corp. (TSX: QC) is pleased to announce that it has completed its previously announced public equity offering, raising gross proceeds of approximately $42 million through the issuance of 18,500,000 shares at a price of $2.30 per share.  The underwriting syndicate was led by Desjardins Securities Inc. and included Canaccord Capital Corporation and First Associates Investments Inc.

Quest has granted the underwriters an over-allotment option exercisable for 60 days following the closing of the offering to purchase up to an additional 2,775,000 shares at a price of $2.30 per share.

Net proceeds from the offering will be used to fund Quest’s merchant banking business.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing bridge and mortgage financing, and corporate finance services.  Quest’s primary expertise is providing asset-backed commercial loans to companies operating in industries such as mining, oil and gas, manufacturing and real estate.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair, Managing Director

Bob Buchan, Executive Chairman
Michael Atkinson, Vice President

Tel:

(416) 367-8383
Tel:

(604) 689-1428
Toll-free

(800) 318-3094

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States (or any other jurisdiction where it would not be allowed). The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available.  Any public offering of securities to be made in the United States would, if made, be made by means of a prospectus that could be obtained from Quest Capital Corp. that would contain detailed information about Quest Capital Corp. and management and financial statements.

Forward-Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this news release.  As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

October 17, 2005

TSX: QC

QUEST ANNOUNCES ITS FINANCIAL RESULTS
FOR THE THIRD QUARTER 2005

Vancouver, British Columbia, October 17, 2005 – Quest Capital Corp. (“Quest”) is pleased to report net earnings of $4.3 million ($0.04 per share) for the three months ending September 30, 2005 compared to $3.8 million ($0.04 per share) for the same period last year.  For the first nine months of 2005, earnings were $12.2 million ($0.13 per share) compared to $12.5 million ($0.14 per share) for the corresponding period in 2004.  Last year’s results were positively impacted by non-recurring events, which relate to the Company’s former resource properties, of approximately $1.8 million in the third quarter, and $4.0 million for the first nine months.  Excluding the non-recurring events, earnings for the first nine months increased by 44% over the same period last year.

Given Quest’s focus on lending as a core business, an important measure for comparing year over year earnings is the growth in interest income and related fees.  Interest income for 2005 increased by 38% to $4.4 million in the third quarter and for the nine month period by 48% to $11.9 million as compared to the corresponding periods in 2004.  The continued expansion into the merchant banking and lending space can be seen in the increase in the net loan portfolio, which rose to $98.1 million by the end of the quarter, compared to $79.9 million at the beginning of the quarter, representing an increase of approximately 23%

During the quarter the Company issued 18.5 million shares at $2.30 per share, to provide additional funds to grow the merchant banking and lending business.  We expect that these funds can be deployed into opportunities that meet, or exceed, our lending criteria in the near term.  As at quarter end, the Company has also entered into agreements to advance further funds of approximately $30.6 million, subject to a number of conditions, of which the Company expects to retain approximately $25 million after syndication.

Our Managing Director, A. Murray Sinclair commented, “In this quarter we reported a record level of loan business with new loans of $45 million written, of which Quest retained $29 million for its own account.  Our ability to source quality loans that meet our lending criteria gave us the confidence to increase our equity capital base during the recent quarter with the successful $42.5 million equity offering.  We now have a capital base of approximately $160 million, increased visibility, and as a consequence a higher level of quality deal flow.”

Clearly, the deployment of this new capital is the paramount focus of management.  However, given that the Company has no leverage at this time, it is management’s intention to review borrowing opportunities, in order to complement the revenue and income stream.  Any borrowing that would be undertaken would not exceed 20% - 25% of the Company’s asset base.

As the Company’s asset base grows, it is essential to grow the management team to manage it effectively.  In this regard, the Company is actively in discussions with senior individuals qualified in the commercial lending sector.  As we grow further, we expect to add lending officers in Calgary and Toronto, in a variety of industry disciplines and on a measured basis.

Bob Buchan, our Chairman, commented, “This has been another successful quarter.  It underlines the Company’s ability to find and execute quality transactions, and should be reflective of continued growth in subsequent quarters.”

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing financial services primarily to companies in the mining, oil and gas, manufacturing and real estate industries.  Quest’s diverse product offering includes providing bridge and mortgage financing, corporate finance and management services.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair, Managing Director

Bob Buchan, Executive Chairman
Michael Atkinson, Vice President

Tel:

(416) 367-8383
Tel:

(604) 689-1428
Toll-free:

(800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

QUEST CAPITAL CORP.

Consolidated Financial Statements (Unaudited)

September 30, 2005

Quest Capital Corp.

2005 Third Quarter

QUEST CAPITAL CORP.
Unaudited Consolidated Balance Sheets as at
(expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2005	2004

ASSETS

Cash		$40,728	$6,607
Marketable securities held for trading		1,728	914
Loans
Loans		97,668	73,813
Convertible Debentures		387	2,402

		98,055	76,215

Investments		20,892	15,032
Other
Restricted cash		3,947	9,941
Prepaid and other receivables		302	796
Resource assets		575	1,747
Other and fixed assets		701	653

		5,525	13,137

		$166,928	$111,905

LIABILITIES
Accounts payable and accrued liabilities		$3,043	$5,975
Deferred interest and loan fees		1,622	1,044
Asset retirement obligations		1,602	5,366
Non controlling interest in a subsidiary		451	-

		6,718	12,385
SHAREHOLDERS' EQUITY
Share capital		129,994	83,388
Contributed capital		6,133	4,198
Retained earnings		22,862	10,706
Currency translation adjustment		1,221	1,228

		160,210	99,520

		$166,928	$111,905

Approved by the Board of Directors:

	Director		Director
Michael C.P. Hannesson		Bob Buchan

Quest Capital Corp.

2005 Third Quarter

QUEST CAPITAL CORP.
Unaudited Consolidated Statement of Earnings
(expressed in thousands of Canadian dollars, except per share amounts)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Interest and related fees
Interest and related fees	$4,399	$3,194	$11,855	$8,007
Provision for loan losses	-	-	-	(75)
Net interest income	$4,399	3,194	11,855	7,932
Non-interest income
Management and finder's fees	505	304	2,032	1,318
Marketable securities trading gains/(losses)	204	(125)	589	(301)
Realized gains and writedowns of investments	1,165	(545)	2,429	1,964
Gain on dilution of interest in subsidiary	-	-	253	-
Other income and gold sales	9	1,805	412	2,292
	1,883	1,439	5,715	5,273
	6,282	4,633	17,570	13,205
Expenses and Other
Salaries and benefits	532	371	1,466	1,154
Accrued bonuses	500	-	1,350	-
Stock-based compensation	451	410	1,564	1,102
Office and other	182	99	540	417
Legal and professional services	127	238	509	1,086
Regulatory & shareholder relations	17	36	186	258
Director's fees	85	101	163	154
Foreign exchange gain	110	55	90	(536)
Other expenses relating to resource properties	24	91	162	363
Gains on sale of resource assets and adjustments to retirement obligations	(37)	(550)	(569)	(1,187)
Legal settlement of prior operations	-	-	-	(2,144)
	1,991	851	5,461	667
NET EARNINGS BEFORE INCOME TAXES	4,291	3,782	12,109	12,538
Income tax (recovery) expense		16	-	3
Non-controlling interest in a subsidiary	(4)	-	(47)	-

NET EARNINGS FOR THE PERIOD	$4,295	$3,766	$12,156	$12,535
AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	104,715,468	88,097,592	96,048,801	87,685,295
Fully Diluted	108,161,718	89,080,639	98,614,661	88,784,360
EARNINGS PER SHARE
Basic	$0.04	$0.04	$0.13	$0.14
Fully Diluted	$0.04	0.04	$0.12	0.14
Unaudited Consolidated Statement of Retained Earnings/(Deficit)
(expressed in thousands of Canadian dollars, except per share amounts)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Retained Earnings/(Deficit) - Beginning of the Period	$18,567	$6,728	$10,706	$(2,041)
Earnings for the period	4,295	3,766	12,156	12,535
Retained Earnings - End of the Period	$22,862	$10,494	$22,862	$10,494

Quest Capital Corp.

2005 Third Quarter

QUEST CAPITAL CORP.
Unaudited Consolidated Statement of Cash Flows
(expressed in thousands of Canadian dollars)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Operating Activities
Earnings for the period	$ 4,295	$ 3,766	$ 12,156	$ 12,535
Adjustments to determine net cash flows relating to Operating Activities
Stock based compensation	451	410	1,564	1,102
Non-controlling interest in subsidiary	(4)	-	(47)	-
Provision for loan losses	-	-	-	75
Amortization of deferred interest and loan fees	(1,718)	(1,508)	(3,934)	(3,846)
Marketable securities trading gains and losses	(204)	125	(589)	301
Realized gains and writedowns of investments	(1,165)	545	(2,429)	(1,964)
Gain on dilution in interest of subsidiary	-	-	(252)	-
Depreciation	-	-	34	36
Other expenses relating to resource properties	17	91	135	363
Gains on sale of resource assets and adjustments to retirement obligations	(37)	(553)	(551)	(1,187)
Non-cash finder's fees received	(233)	-	(827)	(178)
Deferred interest and loan fees received	901	1,007	2,461	1,657
Activity In Marketable Securities Held for Trading
Purchases	(15)	(18)	(15)	(43)
Proceeds on Sales	820	181	1,895	1,000
Expenditures for reclamation and closure	(566)	(1,415)	(1,641)	(3,558)
Change in prepaid and other receivables	117	(92)	521	545
Change in accounts payable	85	(183)	(2,927)	379
Change in accounts receivables	-	22	-	892
Changes in inventories	-	6	-	80
	2,744	2,384	5,554	8,189
Financing Activities
Shares issued for cash	39,606	-	47,106	52
Proceeds/(repayment) from/(of) short-term debt	-	-	-	-
	39,606	-	47,106	52
Investing Activities

Activity In Loans
Net decrease/(increase) in loans	(18,174)	(14,074)	(28,355)	(21,890)
Net decrease/(increase) in convertible debentures	32	50	2,024	(1,023)
Activity In Investments
Purchases	(966)	(721)	(3,651)	(10,976)
Proceeds on Sales	3,201	965	7,320	11,533
Net proceeds on dilution of subsidiary	-	-	621	-
Change in restricted cash	(2)	(4,069)	5,900	(2,707)
Cash transferred to purchaser of resource property	-	-	(2,546)	-
Proceeds on sale of resources assets	33	591	166	710
Expenditures on fixed assets	(86)	(34)	(102)	(101)
	(15,962)	(17,292)	(18,623)	(24,454)

Foreign exchange gain (loss) on Cash Held in a Foreign Subsidiary	(21)	(237)	84	(106)
Change in Cash	26,367	(15,145)	34,121	(16,319)
Cash - Beginning of the Period	14,361	30,623	6,607	31,797
Cash - End of Period	$ 40,728	$ 15,478	$ 40,728	$ 15,478

Quest Capital Corp.

2005 Third Quarter

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Nine months ended September 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

1.

Basis of Presentation

(a)

These consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

(b)

Certain comparative figures have been restated to conform to the current period’s presentation.

2.

Adoption of New Accounting Policy

Effective January 1, 2005, the Company has adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”.  The new standard establishes when a company should consolidate a variable entity in its financial statements.  AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both.  Adoption of this guideline resulted in no changes to the balance sheets and income statement accounts and no changes to earnings or retained earnings.

3.

Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, other receivables and accounts payable approximate their fair value due to the short-term nature of these instruments.

The fair market value of the Company’s remaining financial assets and liabilities is as follows:

September 30, 2005

December 31, 2004

Carrying

Fair

Carrying

Fair

Value

Value

Value

Value

Marketable Securities

1,728

2,720

914

1,397

Investments

20,892

24,455

15,032

20,914

Loans

97,668

97,668

73,813

73,813

Convertible Debenture

387

387

2,402

2,402

Marketable securities and investments primarily represent shares in publicly traded companies.  The fair market value represents the quoted trading price of the shares and the excess of the trading price over the exercise price of warrants and options held at September 30, 2005.

The fair value of loans is estimated to be approximately the equivalent of carrying value due to the relatively short term nature of these loans. The fair value of convertible debentures is generally considered to be the equivalent of carrying value unless the trading price of the underlying security exceeds the conversion price of the debenture.  Fair value is then considered to be the quoted trading price of the underlying security.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Nine months ended September 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

4.

Loans and Convertible Debentures

(a)

Loans are repayable over various terms up to 24 months and bear interest at a fixed rate of between 9% and 24%.  Real estate, tangible assets, shares, corporate or personal guarantees generally have been pledged as security.  The secured convertible debenture bears interest at 6% and is due September 2006.

Loans and convertible debenture analysis as at September 30, 2005 is as follows:

Term

Specific

Carrying

Loans

Allowance

Amount

Unimpaired loans

$

93,408

-

$

93,408

Impaired loans

$

4,597

337

4,260

$

98,005

337

$

97,668

Convertible debentures

581

194

387

$

98,586

531

$

98,055

Certain of the Company’s loans may become impaired as a result of the loan not being repaid on the maturity date or there is no longer reasonable assurance of the timely collection of principal and interest.  A provision for loan losses is established on a loan by loan basis by management.  In determining the provision for loan losses, management considers the length of time the loans have been in arrears, the overall financial strength of the borrowers and the residual value of security pledged.  Management has not made any additional provision for loan losses in 2005 and expects to recover the carrying amount.

Changes to the impaired loans and specific allowance for the nine months ended September 30, 2005 is as follows:

Impaired

Specific

Carrying

Loans

Allowance

Amount

Balance as of  December 31, 2004

3,387

337

3,050

Additions

6,278

-

6,278

Cured/renegotiated

(813)

-

(813)

Repayments

(1,418)

-

(1,418)

Balance as of March 31, 2005

7,434

337

7,097

Additions

8,440

-

8,440

Repayments

(7,087)

-

(7,087)

Balance as of June 30, 2005

8,787

337

8,450

Additions

4,250

-

4,250

Repayments

(8,440)

-

(8,440)

Balance as of September 30, 2005

4,597

337

4,260

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Nine months ended September 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

(b)

As at September 30, 2005, loans and convertible debentures are denominated in Canadian and United States dollars.  Of the total, $2,502,000 (US$2,136,000) is denominated in United States dollars and the remainder of $95,553,000 is denominated in Canadian dollars.

(c)

The Company has also entered into agreements to advance funds of $30,596,000 of which the Company expects to syndicate $5,018,000.  Further advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

5.

Short Term Debt

On March 31, 2005, the Company entered into a short term unsecured debt facility for a total amount of $3.0 million.  The facility and interest at 6.5% per annum was repaid on May 30, 2005.

6.

Share Capital

(a)

Authorized:

Unlimited First and Second Preferred Shares

Unlimited number of Common Shares without par value

Previously the Company had Class A Voting Shares and Class B Voting Shares.  Effective April 19, 2005, the Class B Shares were cancelled and the designation of the Class A Shares was changed to common shares.

(b)

Issued:

Number of

Shares

Amount

Common Shares:

Opening Balance as of December 31, 2004:

90,465,568

$83,388

Issued for Cash

23,500,000

50,050

Share issue costs

                 -

(3,444)

  Ending Balance as of September 30, 2005:

113,965,568

$129,994

In May 2005, the Company completed a private placement of 5,000,000 shares in the capital of the Company at a price of $1.50 per share for aggregate proceeds of $7,500,000.

In August 2005, the Company completed a public offering of 18,500,000 shares in the capital of the Company at a price of $2.30 per share for aggregate proceeds of $42,550,000.  Net cash proceeds from the equity offering after expenses were $39,606,000.  The Company has granted the underwriters an over-allotment option exercisable on or before October 22, 2005 to purchase up to an additional 2,775,000 shares at a price of $2.30 per share.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Nine months ended September 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

(c)

Contributed Capital

Opening balance – December 31, 2004

$4,198

Stock-based compensation (See Note 6(f))

    1,435

Compensation options (See Note 6(e))

     500

Ending balance – September 30, 2005

$6,133

(d)

Warrants Outstanding

Number of

Exercise

Expiry

Warrants

Price

Date

8,333,335

$1.50

June 30, 2008

5,000,000

$1.60

October 20, 2008

Each warrant entitles the holder to purchase one additional common share of the Company.  The warrants are subject to a reduction in the exercise period to 20 business days at the election of the Company if the common shares close at or above $2.25 for 20 consecutive trading days.

Pursuant to the public offering discussed in Note 6(b) the  Company has agreed that it shall not exercise its right to accelerate the exercise period of the warrants for a period of 90 days from the closing of the public offering, unless it has received the prior written consent of Desjardins Securities Inc.

(e)

Compensation Options

Pursuant to the public offering discussed in Note 6(b) the Company granted the underwriters 1,110,000 compensation options  Each compensation option entitles the holder to purchase one additional common share of the Company.

Number of

Exercise

Expiry

Options

Price

Date

1,110,000

$2.30

August 23, 2007

(f)

Stock Options Outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the Company’s common shares outstanding.  The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant.  Vesting and terms of the option agreement are at the discretion of the Board of Directors.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Nine months ended September 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

During the nine months ended September 30, 2005, the change in stock options outstanding was as follows:

Number of

Weighted Average

Options

Share Price

Opening balance – December 31, 2004

7,373,748

$1.91

Granted

1,100,000

1.95

Exercised

-

-

Expired

(160,415)

(1.89)

Ending balance – September 30, 2005

8,313,333

$1.92

Options Exercisable – September 30, 2005

7,155,521

$1.91

During 2005, the Company had 1,918,773 stock options vest in favour of officers and directors.  The fair value cost of the options that vested during the nine months ended September 30, 2005 amounts to $1,435,000 (2004 – $1,102,000).   The remaining balance of $129,000 relates to stock options issued by its affiliated company, Lara Exploration Ltd. (“Lara”), whose results of operations are being consolidated with those of the Company.

7.

Non-Controlling Interest

In May 2005, the Company’s wholly owned subsidiary Lara completed an Initial Public Offering (“IPO”) of 2,000,000 units consisting of one common share and one transferable share purchase warrant.  The Company did not participate in the IPO and its interest in Lara was diluted to 66% resulting in the Company recording a gain of $252,000.  The Company does not receive any cash proceeds from such transactions (nor is it required to make any payments in connection with).

For the nine months ended September 30, 2005, the non-controlling interest of $47,000 (2004 - $Nil) appearing on the statement of earnings represents the minority interest shareholders interest in the results of operations of Lara from May 30, 2005 to September 30, 2005.

As at September 30, 2005, there was non-controlling interest of $451,000 on the consolidated balance sheet representing the interest in the net assets of Lara that were not attributable to the Company.

8.

Dispositions

On March 15, 2005, the Company sold its 100% interest in the Brewery Creek property (“Brewery Creek”) located in the Yukon to Alexco Resource Corp., a private company (“Alexco”) in consideration for $1,800,000 paid in Alexco common shares, representing approximately 19% of Alexco’s issued and outstanding common shares.  Pursuant to the purchase and sale agreement, Alexco assumed all of the reclamation and closure obligations of Brewery Creek.   Alexco received $2,500,000 of the $5,000,000 cash posted as security for the remaining reclamation and closure obligations at Brewery Creek and the remaining $2,500,000 was released to Viceroy Minerals Corporation.

Quest Capital Corp.

Notes to Consolidated Financial Statements

For the Nine months ended September 30, 2005 and 2004

(expressed in Canadian dollars; tables in thousands except share capital information  – Unaudited)

9.

Income Taxes

The Company has utilized tax losses to reduce its taxable income in Canada.  The Company has future potential tax assets and the realization of income tax benefits related to the potential tax assets is uncertain at this time and cannot be viewed as more likely than not.  Accordingly, no future income tax asset has been recognized for accounting purposes.

10.

Related Party Transactions

(a)

For the nine months ended September 30, 2005, the Company received $667,000 (2004 - $857,000) in management and finder’s fees from related parties by virtue of certain directors and officers in common.

(b)

Loans and convertible debentures include $8,410,000 in amounts due from related parties by virtue of certain directors and officers in common.  During the nine months ended September 30, 2005, the Company received $1,770,000 (2004 - $723,000) in interest and fees from related parties by virtue of certain directors and officers in common.

(c)

For the nine months ended September 30, 2005, the Company received $96,000 (2004 - $15,000) in syndication loan administration fees from related parties by virtue of certain directors and officers in common.

(d)

Marketable securities and investments include $17,216,000 of shares held in either publicly traded or private companies related by virtue of certain directors and officers in common.  For the nine months ended September 30, 2005, the Company recorded a gain on disposal of securities of $1,072,000 (2004 - $275,000) from related parties by virtue of certain directors and officers in common.

11.

Supplemental Cash Flow Information

Non-cash operating, financing and investing activities

2005

2004

Marketable securities and investments received as loan fees

2,051

2,593

Loans settled with shares

4,516

-

Shares received as consideration for sale of resource property

1,800

-

Fair value of compensation options issued

500

-

QUEST CAPITAL CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

Description of Business, Operations and Financial Condition

The following information, prepared as of October 13, 2005, should be read in conjunction with the audited financial statements for the years ended December 31, 2004 and 2003 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

The business of Quest Capital Corp. (the “Company”) consists of:

•

providing  commercial bridge loans to publicly traded development stage companies;

•

mortgage financing secured by first and second real estate mortgages;

•

financial and corporate assistance in arranging equity offerings for companies; and

•

management and administrative services to public and private companies.

Total assets as at September 30, 2005 were $166.9 million comprised of $40.7 million of cash, $1.7 million of marketable securities, $98.1 million in loans; $20.9 million in investments and $5.5 million of other assets.  The  loan portfolio at September 30, 2005 was comprised of 85% real estate, 9% energy, 2% mining and 4% other.

RESULTS OF OPERATIONS

For the three months ended September 30, 2005, the Company had consolidated net earnings of $4.3 million ($0.04 per share) compared to $3.8 million ($0.04 per share) for the comparable period in 2004.   For the first nine months of 2005, the Company had consolidated net earnings of $12.2 million ($0.13 per share) compared to $12.5 million ($0.14 per share) for the first nine months of 2004.

While net earnings year to date for 2005 were slightly lower when compared to 2004, net interest income for 2005 has increased by 38% in the third quarter and year to date by 48% to $11.9 million as compared to the corresponding periods in 2004.  Last year’s results were positively impacted by non-recurring events, which relate to the Company’s former resource properties, of approximately $1.8 million in the third quarter and $4.0 million for the first nine months.

Interest and Related Fees

Net interest income from the lending activities has increased by 38% and 48% for the third quarter and year to date, respectively, as compared to the same period in 2004 due to the higher amount and volume of loans.

Non-Interest Income

Net earnings were positively impacted by an increase in management and finder’s fees in 2005 as compared to 2004 as a result of increased activity.  During the third quarter and year to date, the Company has received non-monetary compensation for finder’s fees in the form of shares, broker warrants and/or options with a deemed value of $233,000 and $827,000, respectively.  As required by Cdn GAAP, the fair value of these non-monetary compensation payments received is estimated using the Black-Scholes model.

Marketable securities trading gains/(losses) in the first nine months of 2005 have resulted in the Company recording a gain of $0.6 million compared to a $0.3 million loss for the comparable period in 2004.

Net realized gains/(losses) from the sale and write-downs to carrying value of investments have resulted in the Company recording a net gain of $2.4 million as compared to $1.9 million for the comparable period in 2004

The gain recorded on dilution of an interest in a subsidiary is a result of the Company’s interest in its  wholly owned subsidiary Lara Exploration Ltd (“Lara”) being diluted to approximately 66%.   In May 2005, Lara completed an initial public offering, in which the Company did not participate, raising gross proceeds of $800,000.

Expenses/Income

Salaries and benefits increased in 2005 as compared to 2004 as a result of expanding the Company’s operations in Canada.

An accrual for bonuses of $1.4 million in 2005 represents a reserve for an incentive plan payable to officers and employees of the Company.  The payment and allocation under such plan is subject to the approval of the Compensation Committee and Board of Directors.  There was no comparable charge in 2004.

Stock based compensation increased in 2005 as compared to 2004 as a result of additional options being granted and vesting during 2005.  The fair value of the Company’s options has been estimated using an option pricing model. Assumptions used for the 2005 options include a risk free rate of 2.90%, an expected life of two years, and a volatility rate of 36% which result in the options having a weighted average fair value of $0.46 per option.

Legal and professional fees have decreased in the 2005 as compared to 2004 primarily as a result of resolving the legal claim in Australia in the second quarter of 2004.  Legal settlement of prior operations reflects the proceeds received in the second quarter of 2004 from the settlement of the Company’s legal claim in Australia.

During the first half of 2004, the Company reduced its foreign exchange risk and converted its cash balances denominated in United States dollars held by its Canadian subsidiaries into Canadian dollars resulting in a foreign exchange gain of $0.6 million.  The Company has $2,502,000 (US$2,136,000) of its loan portfolio denominated in United States dollars that is subject to foreign exchange risk.

QUARTERLY INFORMATION

(In thousands of Canadian dollars, except per share amounts)

Third

Second

First

Fourth

Qtr 2005

Qtr 2005

Qtr 2005

Qtr 2004

Net interest income

4,399

4,004

3,452

2,741

Non-interest income

1,883

2,630

1,202

1,502

Net Earnings/(Loss)

4,295

4,550

3,311

212

Basic and Diluted Earnings/(Loss) Per Share

0.04

0.05

0.04

0.00

Total Assets

166,928

123,487

114,030

111,905

Short-Term Debt

-

-

3,000

-

Asset Retirement Obligations

1,602

2,254

2,859

5,366

Third

Second

First

Fourth

Qtr 2004

Qtr 2004

Qtr 2004

Qtr 2003

Net interest income

3,194

2,093

2,645

33

Non-interest income

1,439

2,428

1,409

2,882

Net Earnings/(Loss)

3,766

5,834

2,935

(4,890)

Basic and Diluted Earnings/(Loss) Per Share

0.04

0.07

0.03

(0.06)

Total Assets

106,578

104,356

99,207

96,110

Short Term Debt

-

-

-

-

Asset Retirement Obligations

6,644

8,325

9,501

10,492

The Company’s net interest income has continued to increase for the past four quarters as the Company’s loan portfolio grows.  Net interest income in the fourth quarter of 2003 included a $1.4 million provision for loan losses.

Non-interest income will vary by quarter depending on the management, advisory, and finder’s fees received, marketable securities trading gains (losses) and realized gains and write-down of investments.

Net earnings in the fourth quarter of 2004 were impacted by the provision of $1.5 million for bonuses.  In 2005, a provision for bonuses is being made on a quarterly basis.

LIQUIDITY

The Company’s cash resources at September 30, 2005 were $40.7 million as compared to $6.6 million as at December 31, 2004.  The Company’s primary focus is to provide loans and its cash balances will vary depending on the timing of loans advanced and repaid.

As at September 30, 2005, the Company has also entered into agreements to lend further funds of $30.6 million of which the Company expects to syndicate $5.0 million.  Advances under these agreements are subject to a number of conditions, including due diligence and no material adverse change in the assets, business or ownership of the borrower.

The Company’s  loan portfolio as at September 30, 2005 was $98.1 million comprised of 85% real estate, 9% energy, 2% mining and 4% other.  As at September 30, 2005, 77% of the Company’s loan portfolio is due within a year.  The Company has approximately $4.6 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at September 30, 2005 and has a specific provision against these loans of $0.3 million. During the quarter $8.4 million of impaired loans were collected and one loan of $4.3 million was added to the impaired loan balance.  The Company currently expects to collect the carrying value of the impaired loans.

For the nine months ending September 30, 2005, cash flow from operations provided $5.5 million as compared to $8.2 million for the same period in 2004.  The decrease is primarily due to repayment of syndicate funds received just prior to year end and returned to syndicate participants in 2005.

Year to date, the Company has received $47.1 million of proceeds from issuing an aggregate of 23.5 million shares by way of a private placement financing and a public equity offering.

Year to date the Company’s loan portfolio has increased by $21.8 million to $98.1 million as compared to the start of the year.   The Company has arranged $115.9 million of new loans in 2005 (net to Company – $68.2 million) and $83.6 million of loans (net to the Company - $45.9 million) were repaid.

As a result of the sale of the Brewery Creek property in the first quarter of 2005, $5.0 million of restricted cash was released to the Company of which $2.5 million was transferred to the purchaser on the sale of the property.  In addition, $0.9 million was used from the restricted funds set aside to fund ongoing reclamation and closure expenditures at the Castle Mountain property.  As at September 30, 2005, the Company had restricted cash of $3.9 million to fund its remaining reclamation obligations at the Castle Mountain property.

Management is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies.  The Company believes that cash flow from continuing operations and existing cash resources will be sufficient to meet the Company’s short-term requirements, as well as ongoing operations and will be able to generate sufficient capital to support the Company’s business.

TRANSACTIONS WITH RELATED PARTIES

The Company often requires the ability to nominate at least one member to the board of directors of companies to which it provides a loan or in which it makes an equity investment.  The nominee may be an employee, officer or director of the Company, and accordingly, the borrower may become related to the Company.

The Company has loans and convertible debentures of $8.4 million due from parties related by virtue of having certain directors and officers in common.  During the nine months ended September 30, 2005, the Company received $1.8 million in interest and related fees from parties related by virtue of having certain directors and officers in common.

The Company engages in the syndication of bridge loans to diversify the risk associated with its loan portfolio and has received syndication fees from parties related by virtue of having certain directors and officers in common.

As at September 30, 2005, the Company held $17.2 million of shares in publicly traded or private companies related by virtue of having certain directors and officers in common.  The Company realized a $1.1 million gain on disposal of shares in companies related by virtue of having certain directors and officers in common.

For the nine months ended September 30, 2005, the Company received $0.7 million in advisory, management and finder’s fees from companies related by virtue of having certain directors and officers in common.

SUBSEQUENT AND PROPOSED TRANSACTIONS

In August 2005, the Company entered into an underwriting agreement and completed a public offering of 18.5 common shares at a price of $2.30 per share.  The Company has also granted the underwriters an option to purchase up to an additional 2,775,000 common shares at the same price, exercisable on or before October 22, 2005.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 3 of our audited financial statements.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.   Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these estimates and assumptions.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on impaired loans. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  The evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company reviews its loan portfolio on a regular basis and specific provisions are established on loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

•

length of time the loans have been in arrears;

•

the overall financial strength of the borrowers;

•

the nature and quality of collateral and, if applicable,  guarantees;

•

secondary market value of the loans and the collateral; and

•

the Company’s plan, if any, with respect to restructuring the loans.

Valuation of Investments

The Company’s investments are primarily in public companies.  Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.  The Company regularly reviews the carrying value of its portfolio positions. A decline in market value may be only temporary in nature or may reflect conditions that are more permanent.  Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company.  Such declines may or may not reflect the likelihood of ultimate recovery of the carrying amount of an investment.

In determining whether the decline in value of the investment is other than temporary, quoted market price is not the only factor considered, particularly for thinly traded securities, large block holdings and restricted shares.  Other factors considered include:

•

trend of the quoted market price and trading volume;

•

financial position of the company and results;

•

changes in or reorganization of the  business plan of the investment; and

•

the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value.

Asset Retirement Obligations

The amounts recorded for asset retirement obligations are based on the fair value of the estimated future costs to complete the decommissioning and closure obligations included in the Company’s closure plans for its remaining resource properties.  These estimates are based on independent engineering studies and management’s estimate of the work that is required.    Environmental laws and regulations continue to evolve in the region in which the decommissioning of the Company’s resource properties is taking place.

RISKS & UNCERTAINITIES

The Company is primarily engaged in the merchant banking business and generates revenues through interest and fees paid in connection with advancing loans and financial services rendered.    Revenue, earnings and the Company’s asset base are subject to interest and supply of the Company’s financial services, including: the number and level of loans completed, the nature and credit quality of the loan portfolio, including the quality of the collateral security obtained by the Company, and the return it is able to generate on its portfolio.

Approximately 85% of the Company’s loan portfolio currently consists of real estate loans.  This investment concentration may vary from time to time depending on the investment opportunities available.    Certain of the Company’s activities in connection with real estate lending and syndication may require it to be registered as a mortgage broker under the Mortgage Brokers Act (“British Columbia”).  The Company is not yet registered as a mortgage broker and is in the process of doing so to ensure compliance with the Act.  If registration is not possible, the Company’s ability to invest in or syndicate real estate loans may be adversely affected.

Additional risks factors are disclosed under “Risk Factors” in the Revised Initial Annual Information Form and Final Short Form Prospectus filed on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Variable Interest Entities

Effective January 1, 2005, the Company has adopted the new Accounting Guideline (AcG-15) “Consolidation of Variable Interest Entities”.  The new standard establishes when a company should consolidate a variable entity in its financial statements.  AcG-15 provides the definition of a variable interest to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable entity’s returns or both.  Adoption of this guideline resulted in no changes to the balance sheets and income statement accounts and no change to earnings or retained earnings.

Revenue Recognition

Effective January 1, 2004, the Company adopted prospectively the new standard CICA 1100, “Generally Accepted Accounting Principles” as it relates to recognizing revenue.  The Company now recognizes revenue from sales of precious metals when title has passed to the purchaser.  Previously sales of precious metals were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable. Adoption of this new standard resulted in no changes to the balance sheets and income statement accounts and no change to earnings or retained earnings.

Financial Instruments

In January 2005, the CICA issued Section 3855, “Financial Instruments – Recognition and Measurement,” Section 1530, “Comprehensive Income” and Section 3865, “Hedges”.  The new standards will be effective for interim and annual financial statements commencing in 2007.  Earlier adoption is permitted.  Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income.  Investments will be recorded in the balance sheet at fair value and changes in the fair value of investments will be reported in comprehensive income.  The Company is assessing the impact of the new standards.

OUTLOOK

With the recent completion of the $42.5 million public equity offering, the Company has cash of $40.7 million at quarter end and a  capital base of approximately $160 million. The deployment of this new capital is the paramount focus of management.  We expect that these funds can be deployed into opportunities that meet, or exceed, our lending criteria in the near term.  As at quarter end, the Company has also entered into agreements to advance further funds of approximately $30.6 million, subject to a number of conditions, of which the Company expects to retain approximately $25 million after syndication.  However, given that the Company has no leverage at this time, it is management’s intention to review borrowing opportunities, in order to complement the Company’s revenue and income stream.

The Company continues to complete its closure obligations at the Castle Mountain property that are fully funded by the restricted cash.

OTHER DATA

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com .

Share Position

As at October 13, 2005, Quest’s issued outstanding share position was 113,965,568 Common shares.  Previously, the Company had Class A Voting Shares and Class B Voting Shares.  Effective April 19, 2005, the Class B shares were cancelled and the designation of the Class A Shares was changed to common shares.

Outstanding Warrants:

Number

Exercise

Expiry

Of Warrants

Price

Date

8,333,335

$1.50

June 30, 2008

5,000,000

$1.60

October 20, 2008

13,333,335

These warrants are subject to a reduction in the exercise period to 20 business days, at the election of the Company, if the Company’s common shares close at or above $2.25 for 20 consecutive trading days.

Pursuant to the underwriting agreement as discussed in “Subsequent and Proposed Transactions”, the Company has agreed that it shall not exercise its right to accelerate the exercise period on the warrants for a period of 90 days from closing of the public offering, unless it has received the prior written consent of Desjardins Securities Inc.

Outstanding Stock Options

Number

Exercise

Expiry

Of Options

Price

Date

113,333

$0.81

October 22, 2007

300,000

$1.51

August 19, 2009

6,800,000

$1.95

November 20, 2008

1,100,000

$1.95

April 7, 2010

8,313,333

Outstanding Compensation Options

Number

Exercise

Expiry

Of Options

Price

Date

1,110,000

$2.30

August 23, 2007

FORWARD LOOKING INFORMATION

These materials include certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Other than statement of historical fact, all statements in this material, including, without limitation, statements regarding fair values of marketable securities, investments, loans, convertible debentures, estimated asset retirement obligations, and future plans and objectives of the Company, are forward –looking statements that involve various known and unknown risks, uncertainties and other factors.  There can be no assurance that such statements will prove accurate.  Actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of these materials.  Important factors that could cause actual results to differ materially from the Company’s expectations include, without limitation, the level of loans completed, the nature and credit quality of the collateral security, the sufficiency of cost estimates for remaining reclamation obligations as well as those factors discussed in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

QUEST CAPITAL ANNOUNCES CLOSING OF UNDERWRITERS’ EXERCISE OF OVER-ALLOTMENT OPTION

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

Vancouver, British Columbia, October 26, 2005 – Quest Capital Corp. (TSX: QC) (“Quest”) today announced that, in connection with Quest’s recently completed public equity offering, the underwriting syndicate led by Desjardins Securities Inc. and including Canaccord Capital Corporation and First Associates Investments Inc. has purchased an additional 800,000 common shares of Quest at a price of $2.30 per share for gross proceeds of $1,840,000 pursuant to the partial exercise of their over-allotment option. The aggregate gross proceeds of the offering are approximately $44.4 million.

The net proceeds from the exercise of the over-allotment will be used to fund Quest’s merchant banking business.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing bridge and mortgage financing, and corporate finance services.  Quest’s primary expertise is providing asset-backed commercial loans to companies operating in industries such as mining, oil and gas, manufacturing and real estate.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair, Managing Director

Bob Buchan, Executive Chairman
Michael Atkinson, Vice President

Tel:

(416) 367-8383
Tel:

(604) 689-1428
Toll-free

(800) 318-3094

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States (or any other jurisdiction where it would not be allowed). The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or unless an exemption from such registration is available.  Any public offering of securities to be made in the United States would, if made, be made by means of a prospectus that could be obtained from Quest Capital Corp. that would contain detailed information about Quest Capital Corp. and management and financial statements.

Forward-Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest.  Actual results realized may vary materially from the information provided in this news release.  As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.